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SCHEDULE 13G

Under the Securities Exchange Act of 1934

PRIMEENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

74158E104
(CUSIP Number)

January 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74158E104	13G	Page 2 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 624,193
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 624,193
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,193
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC/CO

CUSIP No. 74158E104	13G	Page 3 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 624,193
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 624,193
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,193
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD/PN/IA

CUSIP No. 74158E104	13G	Page 4 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners V Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,596
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,596
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74158E104	13G	Page 5 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 169,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 169,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74158E104	13G	Page 6 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners V Instituitional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 112,857
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 112,857
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,857
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74158E104	13G	Page 7 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Capital Partners V GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74158E104	13G	Page 8 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSCP V Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 328,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 328,596
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,596
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74158E104	13G	Page 9 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GS Advisors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 125,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 125,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,951
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74158E104	13G	Page 10 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSCP V Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 169,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 169,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74158E104	13G	Page 11 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 74158E104	13G	Page 12 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McJ Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 623,521
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 623,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74158E104	13G	Page 13 of 32 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McJ Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 623,521
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 623,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 14 of 32 Pages

Item 1. (a)     Name of Issuer

PrimeEnergy Corporation

Item 1. (b)     Address of Issuer’s Principal Executive Offices

One Landmark Square
Stamford, Connecticut 06901

Item 2. (a)     Name of Person Filing

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital”), GS Capital Partners V Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners V GmbH & Co. KG (“GS Germany”), and GS Capital Partners V Institutional, L.P. (“GS Institutional” and, together with GS Capital, GS Offshore and GS Germany, the “Funds”), McJ Holding LLC and McJ Holding Corporation (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds, McJ Holding LLC and McJ Holding Corporation, collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2. (b)     Address of Principal Business Office or, if None, Residence

For The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GSCP V Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GSCP V Offshore Advisors, L.L.C., GS Capital Partners V Institutional, L.P., McJ Holding LLC and McJ Holding Corporation:

85 Broad Street, New York, NY 10004

For GS Capital Partners V Offshore Fund, L.P.:

c/o  M&C Corporate Services Ltd., P.O. Box 309, Grand Cayman, Cayman Islands

For Goldman, Sachs Management GP GmbH and GS Capital Partners V GmbH & Co. KG:

MesseTurm, 60308 Frankfurt am Main, Germany

Item 2. (c)     Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)     Title of Class of Securities

Common Stock, par value $0.10 per share.

Item 2. (e)     CUSIP Number

74158E104

Page 15 of 32 Pages
Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.        Ownership*

(a)	Amount beneficially owned:
See Item 9 of the attached cover pages.
(b)	Percent of class:
See Item 11 of the attached cover pages.
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
See Item 5 of the attached cover pages.
	(ii)	Shared power to vote or to direct the vote:
See Item 6 of the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition:
See Item 7 of the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition:
See Item 8 of the attached cover pages.
Item 5.                 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.
________________________________

* In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Page 16 of 32 Pages

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

See attached pages.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 17 of 32 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

THE GOLDMAN SACHS GROUP, INC.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GSCP V ADVISORS, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS ADVISORS V, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Page 18 of 32 Pages

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

McJ HOLDING LLC

By:	/s/Tom Graff, Jr.
Name:	Tom Graff, Jr.
Title:	Secretary

Page 19 of 32 Pages

McJ HOLDING CORPORATION

By:	/s/Tom Graff, Jr.
Name:	Tom Graff, Jr.
Title:	Secretary

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock, par value $0.10 per share of PRIMEENERGY CORPORATION, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 12, 2007

THE GOLDMAN SACHS GROUP, INC.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GSCP V ADVISORS, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Page 20 of 32 Pages

GS ADVISORS V, L.L.C.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	/s/Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Page 21 of 32 Pages

McJ HOLDING LLC

By:	/s/Tom Graff, Jr.
Name:	Tom Graff, Jr.
Title:	Secretary

McJ HOLDING CORPORATION

By:	/s/Tom Graff, Jr.
Name:	Tom Graff, Jr.
Title:	Secretary

ITEM 6 INFORMATION

On January 31, 2007, the Funds indirectly acquired control of a majority of the shares of McJunkin Corporation through control of McJ Holding LLC, an entity which controls McJ Holding Corporation. McJ Holding Corporation owns 100% of the equity interests of McJunkin Corporation. McJunkin Corporation owns 623,521 shares of Common Stock, par value $0.10 per share of PrimeEnergy Corporation (the “Shares”).

GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP Advisors, GSCP Offshore Advisors and GS Advisors and the investment manager for GS Capital, GS Offshore, GS Germany and GS Institutional. Goldman Sachs is wholly-owned, directly and indirectly, by GS Group. GSCP Advisors, a Delaware limited liability company, is the sole general partner of GS Capital. GSCP Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS Offshore. GS Advisors, a Delaware limited liability company, is the sole managing limited partner of GS Germany and the sole general partner of GS Institutional. GS GmbH, a German company with limited liability, is the general partner of GS Germany. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, and GS Institutional, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

As of January 31, 2007, both GS Group and Goldman Sachs, may be deemed to beneficially own 672 shares of Common Stock, par value $0.10 per share of PrimeEnergy Corporation (“Common Stock”) which were acquired in ordinary course trading activities. Accordingly, as of January 31, 2007, both GS Group and Goldman Sachs may each be deemed to beneficially and indirectly own an aggregate of 624,193 shares of Common Stock, representing approximately 19.4% of the outstanding shares of Common Stock. Each of the Reporting Persons other than Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock directly owned by Goldman Sachs and GS Group.

As of January 31, 2007, each of GS Capital and its sole general partner, GSCP Advisors may be deemed to own beneficially and indirectly an aggregate of 328,596 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by each of GS Capital and GSCP Advisors represent approximately 10.2% of the outstanding shares of Common Stock.

As of January 31, 2007, each of GS Offshore and its sole general partner, GSCP Offshore Advisors may be deemed to own beneficially and indirectly an aggregate of 169,598 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by each of GS Offshore and GSCP Offshore Advisors represent approximately 5.3% of the outstanding shares of Common Stock.

Page 22 of 32 Pages

As of January 31, 2007, GS Institutional may be deemed to own beneficially and indirectly an aggregate of 112,857 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by GS Institutional represent approximately 3.5% of the outstanding shares of Common Stock.

As of January 31, 2007, GS Germany and its general partner, GS GmbH may be deemed to own beneficially and indirectly an aggregate of 13,094 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by each of GS Germany and GS GmbH represent approximately 0.4% of the outstanding shares of Common Stock.

As of January 31, 2007, GS Advisors, the sole managing limited partner of GS Germany and the sole general partner of GS Institutional, may be deemed to own beneficially and indirectly an aggregate of 125,951 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by GS Advisors represent approximately 3.9% of the outstanding shares of Common Stock.

As of January 31, 2007, each of McJ Holding LLC and McJ Holding Corporation may be deemed to own beneficially and indirectly an aggregate of 623,521 shares of Common Stock by reason of McJunkin Corporation’s beneficial ownership of 623,521 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially and indirectly owned by each of McJ Holding LLC and McJ Holding Corporation represent approximately 19.3% of the outstanding shares of Common Stock.

Page 23 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 23, 2006.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/Gregory K. Palm
Name:	Gregory K. Palm
Title:	Executive Vice President and General Counsel

Page 24 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 26, 2006.

GOLDMAN, SACHS & CO.

By:	/s/Gregory K. Palm
Name:	Gregory K. Palm
Title:	Managing Director

Page 25 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS V GMBH & CO. KG (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GS CAPITAL PARTNERS V GmbH & CO. KG
By:	GS Advisors V, L.L.C.,
its Managing Limited Partner

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 26 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GSCP V ADVISORS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.
IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GSCP V ADVISORS, L.L.C.

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 27 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GSCP V OFFSHORE ADVISORS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GSCP V OFFSHORE ADVISORS, L.L.C.

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 28 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS V, L.L.C. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GS ADVISORS V, L.L.C.

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 29 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS MANAGEMENT GP GMBH (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 21, 2005.

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/John E. Bowman
Name:	John E. Bowman
Title:	Managing Director

Page 30 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS V FUND, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GS CAPITAL PARTNERS V FUND, L.P.
By:	GS V Advisors, L.L.C.,
its General Partner

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 31 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS V OFFSHORE FUND, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
By:	GS V Offshore Advisors, L.L.C.,
its General Partner

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director

Page 32 of 32 Pages

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS V INSTITUTIONAL, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney-in-fact, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of  1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 12, 2006.

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
By:	GS Advisors V, L.L.C.,
its General Partner

By:	/s/Adrian M. Jones
Name:	Adrian M. Jones
Title:	Managing Director